Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter sent to participants in Empire State Building Associates L.L.C.:

January 23, 2013

To Participants in Empire State Building Associates L.L.C. (“ESBA”)

Dear Fellow Participants:

As we progress towards our recommended consolidation and IPO as a REIT, we have been giving thought to ways in which we might commemorate and celebrate the investors in the original syndication of ESBA led by Lawrence A. Wien and Peter L. Malkin. Towards this end, we are pleased to announce:

•

There will be a Wall of Recognition designed and installed in a public place at the Empire State Building. On this Wall of Recognition will be listed the name of each ESBA investor as designated below.

•

Each current investor and requesting family members will receive a commemorative certificate suitable for framing featuring a rendering of the Wall of Recognition with the name which appears on the wall documenting participation in ESBA at the time of the consolidation and IPO.

We want to accommodate ESBA investors however they would like to be recognized on this Wall—which could include honoring the family member who made the original investment, listing the current investor name, or listing a family name.

So that we can arrange for each certificate to be individually printed in the Empire State Building’s proprietary type font, please take the time to complete and return the enclosed form in our self-addressed envelope to provide:

•	the name exactly as you would like it to appear on the Wall of Recognition; and

•	the name and address of any family member, in addition to you, who would like to receive the commemorative certificate.

As you know, the interest you will receive in the REIT if the consolidation is completed will still give you a major stake in the Empire State Building, since the REIT will own the Building. Your relationship as a stakeholder in the Building will continue after the consolidation. Nonetheless, we thought it fitting to acknowledge the contribution by you and your family to both the past and the future of this iconic Building once the consolidation and IPO go forward.

We look forward to communicating with you further. Meanwhile, we wish you a healthy and happy new year.

Sincerely,

MALKIN HOLDINGS LLC

s/ Peter L. Malkin	s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.

WALL OF RECOGNITION

Empire State Building Associates L.L.C.

Investor Designation

As an investor in Empire State Building Associates L.L.C., I am signing below to make the following designations for the Wall of Recognition to be installed at the Empire State Building at the time of the consolidation and IPO, all as described in the January 23, 2013 letter from Peter and Anthony Malkin:

Name as it should appear on the Wall:

Name and address of each family who would like to receive the commemorative certificate, in addition to the certificate to be sent to me:

Name:

Address:

Name:

Address:

Name:

Address:

Name:

Address:

Investor Signature:

Investor Name:	«Full_Name» «Additional_Information_1» «Additional_Information_2»